SilverCrest Reports La Joya Initial Drill Results;
Up to 19.2 Metres of High Grade Silver Values

TSX-V: SVL	For Immediate Release

VANCOUVER, BC – March 7, 2011 – SilverCrest Mines Inc. (the “Company”) is pleased to announce that it has completed 13 core holes of a planned Phase I, 22 hole program (see attached drill plan) at its newly acquired La Joya Property which is located approximately 75 kilometres southeast of the city of Durango, Mexico. The property is located in a prolific mineralized region which currently supports several mining operations including Grupo Mexico’s, San Martin Mine, Industrias Penoles,’ Sabinas Mine, Pan American Silver’s, La Colorada Mine and First Majestic Silver’s, La Parrilla Silver Mine. Please reference our website at www.silvercrestmines.com for more information, photos and figures on La Joya.

Previous work on the property, mainly by Luismin S.A. de C.V. and Boliden Ltd., consists of 54 drill holes and surface work completed from 1980 to 2006. Surface mapping, sampling by the Company and previous drill results suggest that the geology and mineralization is similar to the nearby San Martin Mine which is operated by Grupo Mexico and considered historically to be one of the largest polymetallic (Ag, Cu, Zn, Pb) producers in Mexico. The current drill program is designed to confirm some of the historical results but more importantly to verify the Company’s interpretation of its geological model and to establish continuity of the mineralized mantos within the skarn deposit both along strike and laterally across the apex of a prominent anticlinal axis.

The significant drill results of the first 10 holes, which have partially tested the shallow dipping manto style mineralization and near-vertical structures are shown in the following table and attached figures. The most significant intervals and assay results as well as the silver equivalents of the intercepts are highlighted in the table below. Significant silver values range from 19.3 gpt to 412.0 gpt and on a silver equivalent basis*, values range from 32.5 gpt to 797.7 gpt .

							Ag (g/t) equiv. *
Hole (Azimuth, Dip)	From (m)	To (m)	Length (m)	Ag (gpt)	Cu (%)	Au (gpt)
LJ-DD10-01 (360, - 50)	44.2	46.2	2.0	80.8	0.55	0.06	144.1
	60.2	75.4	15.2	75.3	0.58	0.45	161.4
includes	74.4	75.4	1.0	382.0	2.46	0.15	659.4
	110.4	117.6	7.3	91.8	0.98	0.22	210.3
	129.0	139.8	10.8	31.8	0.52	0.17	97.4
	152.7	164.8	12.1	126.7	1.07	0.26	257.1
includes	152.7	155.8	3.1	376.7	2.57	0.58	687.7
LJ-DD10-02 (45, - 50)	69.8	73.2	3.4	171.8	2.62	0.14	466.3
	190.4	197.2	6.8	192.3	0.90	0.40	311.0
includes	194.2	196.1	1.9	294.2	2.00	0.30	528.6
LJ-DD10-03 (360, - 90)	52.9	53.7	0.8	196.7	1.28	0.04	339.1
	137.5	151.1	13.5	41.2	0.45	0.53	117.1
LJ-DD10-04 (360, -50)	23.5	24.6	1.1	41.5	0.74	0.11	128.2
	31.6	35.7	4.1	79.2	0.23	0.13	110.9
	40.4	59.6	19.2	156.5	0.82	0.18	255.5

includes	48.6	58.4	9.8	241.4	1.36	0.27	404.1
	77.2	79.3	2.1	164.9	1.44	0.42	343.9
	89.7	90.7	1.0	95.0	0.37	0.07	139.1
	127.6	128.7	1.1	45.3	1.07	0.38	181.7
LJ-DD10-05a (360, -90)	167.2	176.2	9.0	19.3	0.02	0.22	32.5
LJ-DD-10-06 (360, -50)	111.2	113.2	2.0	54.8	0.53	0.06	115.9
LJ DD10-07 (135, -50)	86.2	94.2	8.0	101.8	0.83	0.27	206.4
includes	91.4	92.6	1.3	412.0	3.47	0.10	797.7
LJ DD10-08 (360, -90)	24.3	31.4	7.1	48.5	0.56	0.20	119.5
	46.4	49.4	3.0	20.0	0.04	3.35	174.0
	61.4	80.0	18.6	22.7	0.22	0.14	54.2
	87.5	90.0	2.5	68.0	0.83	0.04	160.6
LJ DD10-09 (360, -90)	21.0	27.4	6.4	37.4	0.15	0.72	89.9
	54.4	62.4	8.0	68.4	0.20	0.25	102.8
	74.4	93.5	19.2	90.5	0.27	0.19	129.6
includes	74.4	78.0	3.6	259.4	0.40	0.10	308.3
LJ DD10-10 (180, -50)	36.0	50.0	14.0	36.2	0.32	0.10	76.3
	55.0	57.0	2.0	91.7	0.71	0.03	171.1
	65.0	92.0	27.0	47.5	0.48	0.15	107.7
	101.0	107.0	6.0	31.2	0.40	1.15	132.5

*Ag equivalent is based on 100% metallurgical recovery and price ratios of 6.25:1 - Ag:Cu and 50:1- Au:Ag.

All sample analyses were completed by Inspectorate Exploration & Mining Services Ltd. in Durango, Mexico and Richmond, BC and ALS Chemex in Zacatecas and North Vancouver.

Several holes contain anomalous molybdenum (Mo) and tungsten (W) values over significant widths in skarn as follows;

  Hole LJ DD10-1; 112.3m to 137.75m (25.24m) @ 0.014% Mo

  Hole LJ DD10-1; 150.36m to 179.25m (28.29m) @ 0.010% Mo

  Hole LJ DD10-3; 141.95m to 203.66m (61.7m) @ 0.015% W

  Hole LJ DD10-4: 59.59m to 76.11m (16.52m) @ 0.011% Mo

Both molybdenum and tungsten in skarn show values of up to 0.1% ..

Preliminary exploration, consisting of surface sampling and geological mapping, completed by the Company shows several near vertical veins and structures with widths up to 50 metres, cross-cutting numerous, shallow-dipping mineralized manto (skarn) deposits up to 30 metres thick. The mantos appear to be mineralized near the apex of a series of anticlines. The main alteration and mineralized area appears to be approximately 2 kilometres in strike length, 100 to 200 metres wide and is associated with nearby exposed intrusive. Geochemistry of the system includes Ag-Cu-Au~~--~~Mo-W-Sb with sulfide mineralization consisting of tetrahedrite (Ag), bornite (Cu), and chalcopyrite (Cu). Native silver may also be present.

All holes reported show at least one significant interval of mineralization and holes LJDD10-01 and LJDD10-04 show 4 and 6 distinct mineralized intervals, respectively, at relatively shallow depths. A 3D computer-generated geological model is evolving that will enable correlation of the intercepts to determine if they are related to manto or vertical structures and if there is continuity along strike and latterly.

The initial 22 hole drill program is expected to test approximately one kilometre of the exposed two kilometre strike length of the mineralized system that includes the vertical structures and mantos. Based on the encouraging results to date, a second drill rig has been mobilized to accelerate this Phase I exploration program.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of less than US$375 per ounce of gold equivalent. SilverCrest anticipates that the 2,500 tonnes per day facility will produce approximately 35,000 ounces of gold and 600,000 ounces of silver per full production year from the initial open-pit heap leach operation.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
“J. Scott Drever”	Fax:	(604) 694-1761
	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.